UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-10
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
GREAT BASIN GOLD LTD.
(Exact name of Registrant as specified in its charter)

British Columbia (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
Suite 1020, 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V8
(604) 684-6365
(Address and telephone number of Registrant’s principal executive offices)
Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware, USA 19808
Telephone: (800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Copy to:
Bernhard Zinkhofer
Lang Michener LLP
1500 — 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 4N7
(604) 689-9111
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)
It is proposed that this filing shall become effective (check appropriate box below):

A. ☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. ☑	at some future date (check appropriate box below)

1. ☐	pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than 7 calendar days after filing).

2. ☐	pursuant to Rule 467(b) on (date) at (time) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).

3. ☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☑	after the filing of the next amendment to this Form (if preliminary material is being filed).
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☑

CALCULATION OF REGISTRATION FEE

Title of each class		Proposed maximum	Proposed maximum	Amount of
of securities	Amount to be	offering price per	aggregate offering	registration
to be registered	registered(3)	unit (3)	price (4) (5)	fee (6)
Common Shares of the Company (1), (2)	—	—	$45,000,000	$1,382
Total	—	—	$45,000,000	$1,382

(1)	Comprised of common shares of the Company issuable upon the exercise of share purchase warrants to be issued under the Company’s offering of units, with each unit consisting of one common share of the Company and one half of one common share purchase warrant. The share purchase warrants will be issued and subject to the terms and conditions set forth in a warrant indenture to be entered into between the Company and Computershare Trust Company of Canada as the Company’s agent for the share purchase warrants.

(2)	Includes common shares issuable pursuant to share purchase warrants that may be issued as part of the units that the underwriters will have the option to purchase in accordance with the over-allotment option to be granted by the Company to the underwriters in connection with the offering.

(3)	Omitted pursuant to Rule 457(o) which permits the registration fee to be calculated on the basis of the maximum aggregate offering price of all securities listed in the “Calculation of Registration Fee” table.

(4)	Calculated in accordance with Rule 457(o) based on the maximum aggregate offering price of all common shares listed in the “Calculation of Registration Fee” table, including common shares that may be issued pursuant to the share purchase warrants that may be issued as part of the units purchased by the underwriters pursuant to exercise of the over-allotment option.

(5)	Calculated based on the proposed maximum aggregate offering price of the common shares that may be issued pursuant to share purchase warrants issued as part of the unit offering of $45,000,000.

(6)	Based on the SEC’s registration fee of $30.70 per $1,000,000 of securities registered.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any U.S. state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such U.S. state.

SUBJECT TO COMPLETION, DATED APRIL ♦, 2007
PROSPECTUS
$ ●
● Common Shares
Great Basin Gold Limited
          We may from time to time offer and issue our common shares, up to a total value of $● during the 25-month period that this short form base shelf prospectus, including any amendments hereto, remains valid. The distribution of common shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement.
          This prospectus qualifies common shares, including common shares issuable on exercise of the common share purchase warrants issued under the unit offering (as described herein). The specific terms of any offering of common shares will be set out in the applicable prospectus supplement, including the currency in which the common shares will be issued and any other specific terms. A prospectus supplement may include specific terms pertaining to the common shares that are not within the alternatives and parameters described in this prospectus.
          All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the common shares to which the prospectus supplement pertains.
          We are a foreign private issuer under United States securities laws and are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of U.S. companies. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” as at December 31, 2006 and 2005 and for the years then ended in accordance with Item 18 of Form 20-F included in our annual report on Form 40-F filed with the SEC on April 9, 2007 and incorporated by reference in this prospectus.

-ii-

          You should be aware that the purchase of our common shares may have tax consequences both in the United States and in Canada. The tax consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. You should read the tax discussion in this prospectus under “Material U.S. Federal Income Tax Considerations”.
          Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of British Columbia, Canada, all of our officers, all but one of our directors and all of the experts named in this prospectus are residents of Canada or elsewhere outside of the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States.
          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
          Investing in the common shares involves risks. See “Risk Factors” beginning on page 23.
          Our outstanding common shares are listed for trading on the Toronto Stock Exchange under the trading symbol “GBG”, on the American Stock Exchange under the trading symbol “GBN and on the Johannesburg Stock Exchange under the trading symbol “GB GOLD”.
          We may sell the common shares to or through underwriters or dealers or directly to investors or through agents. The prospectus supplement relating to a particular offering of common shares will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such common shares, including, to the extent applicable, the initial public offering price, the proceeds that we will receive, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to common shares sold to or through underwriters will be named in the related prospectus supplement. Unless otherwise specified in any applicable prospectus supplement, the common shares will not be listed on any securities exchange. See “Plan of Distribution”.
          Our registered office is located at 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, and our operational head office is located at 138 West Street, Sandton 2146 South Africa.
The date of this prospectus is ♦, 2007.
          You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

TABLE OF CONTENTS

Documents Incorporated by Reference	2

Where You Can Find Additional Information	4

Enforceability of Civil Liabilities	4

Forward Looking Statements

Interpretation	5

Currency, Exchange Rates and Other Matters	6

Cautionary Note to United States Investors	7

Our Business	9

Recent Developments	12

Use of Proceeds	22

Consolidated Capitalization	22

Plan of Distribution	22

Description of Share Capital	23

Risk Factors	23

Canadian Federal Income Tax Considerations	35

Material U.S. Federal Income Tax Considerations	35

Legal Matters	35

Auditors, Transfer Agent and Registrar	35

Purchasers’ Statutory Rights	35

Pro-Forma Consolidated Balance Sheet	36

DOCUMENTS INCORPORATED BY REFERENCE
          The following documents filed with the securities commission or similar regulatory authority in the Province of British Columbia, are specifically incorporated by reference into, and except where herein otherwise provided, form an integral part of, this prospectus:
•	our annual information form dated April 3, 2007 for the year ended December 31, 2006;

•	our consolidated financial statements and the notes thereto as at December 31, 2006 and 2005 and for the years then ended, together with the auditors’ report thereon and management’s discussion and analysis for the year ended December 31, 2006;

•	Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” as at December 31, 2006 and 2005 and for the years then ended;

•	our management information circular dated May 21, 2006 relating to our annual and special general meeting of shareholders held June 21, 2006;

•	our material change report dated February 26, 2007 announcing further results from underground drilling and progress on other feasibility work on the Hollister Development Block, or HDB;

•	our material change report dated February 21, 2007 announcing our agreement to purchase Hecla Ventures Corp for US$60 million (payable US$45 million in cash and US$15 million in Common Shares);

•	our material change report dated February 21, 2007 announcing our framework agreement in connection with compliance with South Africa’s Black Empowerment Act; and

•	our material change report dated January 30, 2007 relating to the announcement of an update on gold resources at our Burnstone Gold Project;

          Material change reports (other than confidential reports), interim financial statements and all other documents of the type referred to above, filed by us with the securities commission or similar regulatory authority in the Province of British Columbia after the date of this prospectus and before completion or withdrawal of this offering, will also be deemed to be incorporated by reference into this prospectus.
          Any report filed by us with the SEC pursuant to section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934 after the date of this prospectus until the termination of this distribution shall be deemed to be incorporated by reference into the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such report.
          Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
          Information has been incorporated by reference in this prospectus from documents filed with the securities commissions of the Province of British Columbia. Copies of the documents incorporated herein by reference may be obtained on request without charge from Great Basin Gold Ltd., #1020, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 (Telephone (604) 684-6365) Attn: Shirley Main, and are also available electronically at www.sedar.com. Our filings through SEDAR are not incorporated by reference in this prospectus except as specifically set out herein.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
          We have filed with the SEC a registration statement on Form F-10 relating to the offering of the common shares. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
          We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commissions or similar regulatory authorities in Canada. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC at the SEC’s public reference rooms in Washington, D.C. and Chicago, Illinois. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.
ENFORCEABILITY OF CIVIL LIABILITIES
          We are a corporation existing under the Business Corporations Act (British Columbia). All but one of our directors and all our officers, and all of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of our common shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of our common shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Lang Michener LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Lang Michener LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.
     We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Corporate Services Company as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of, related to, or concerning the offering of the common shares under this prospectus.
FORWARD LOOKING STATEMENTS
     This prospectus, including the documents incorporated by reference, contain forward-looking statements and information which may not be based on historical fact, including without limitation statements regarding our future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that we expect to take place in our future, projected costs and plans and objectives. Prospective investors can identify many of these statements by looking for words such as “believe’’, “expects’’, “will’’, “intends’’, “projects’’, “anticipates’’, “estimates’’, “continues’’ or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements and information are based will occur. Forward-looking statements and information are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this prospectus and under “Risk Factors” in our annual information form. Some of the factors which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements and information contained herein include: market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market, business or governmental conditions.
     The forward-looking statements and information contained herein are made as of the date of this prospectus and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements and information, which reflect our plans, estimates, projections and views only as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements and information to reflect subsequent events or circumstances.

INTERPRETATION
In this prospectus:

cmg/t	means centimetre grams per tonne;

g/t	means grams per tonne;

HDB	means Hollister Development Block, a portion of the Hollister property in Nevada;

HVC	means Hecla Ventures Corp., the company which owns a 50% earn-in right into the HDB and which we are purchasing in part with the proceeds of this prospectus;

I-Drift	an access tunnel which follows along the vein;

NI 43-101	means National Instrument 43-101, the national securities law instrument in Canada respecting standards of disclosure for mineral projects;

ton	means 2,000 pounds;

tonne or t	means 1.102 tons; and

ZAR	South African Rand.
          Unless the context otherwise requires, references to “we”, “our”, “us” or “Great Basin” mean Great Basin Gold Ltd. and our subsidiaries.
CURRENCY, EXCHANGE RATES AND OTHER MATTERS
          All currency amounts in this prospectus are in Canadian dollars unless otherwise indicated. On April 5, 2007, US$1.00 was equivalent to ZAR 7.13, CDN$1.00 was equivalent to ZAR 6.19 and CDN$1.00 was equivalent to US$ 0.87 all as reported by the Bank of Canada.
          This prospectus is part of a registration statement on Form F-10 relating to the common shares that we filed with the SEC. This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the common shares.
          We prepare our financial statements in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, which differ from U.S. generally accepted accounting principles, or U.S. GAAP. Therefore, our financial statements incorporated by reference in this prospectus and in the documents incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the supplementary note entitled “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” for a discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP incorporated by reference in this prospectus. See “Documents Incorporated by Reference”.
          The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Year Ended December 31
	2006	2005	2004
Rate at end of period	0.8581	0.8577	0.8308
Average rate for period	0.8816	0.8255	0.7685
High for period	0.9099	0.8690	0.8493
Low for period	0.8528	0.7872	0.7159
          The following table sets forth (i) the rate of exchange for the South African Rand, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

	Year Ended December 31
	2006	2005	2004
Rate at end of period	0.1419	0.1577	0.1776
Average rate for period	0.1477	0.1571	0.1576
High for period	0.1670	0.1766	0.1771
Low for period	0.1260	0.1445	0.1372
          The following table sets forth (i) the rate of exchange for the South African Rand, expressed in Canadian dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

	Year Ended December 31
	2006	2005	2004
Rate at end of period	0.1653	0.1839	0.2125
Average rate for period	0.1689	0.1907	0.2023
High for period	0.1945	0.2133	0.2217
Low for period	0.1422	0.1747	0.1780
CAUTIONARY NOTE TO UNITED STATES INVESTORS
          The disclosure in this prospectus and documents incorporated by reference use terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects, or NI 43-101. Without limiting the foregoing, this prospectus, including the documents incorporated by reference herein, uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this prospectus is economically or legally mineable.
          Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies.
          Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

          NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. In addition, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

OUR BUSINESS
Overview
          We were incorporated under the name Sentinel Resources Ltd. on March 19, 1986 under the laws of the province of British Columbia. From that date through 1997 we underwent various mergers, arrangement and acquisitions and became “Great Basin Gold Ltd.” with our final arrangement on December 31, 1997. We continue to be governed by the laws of British Columbia. Our registered office is located at Suite 1500-1055 West Georgia, Vancouver, British Columbia, V6E 4N6, and our operational head office is located at 138 West Street, Sandton 2146 South Africa.
          We are engaged in the business of acquiring ownership of, and exploring and where warranted developing, precious metals deposits. For the past three years we have focused on two primary projects: (a) the Hollister Project (previously known as the Ivanhoe Property) on the Carlin Trend in Nevada, USA, where an underground exploration and development program is underway on a portion of the property called the Hollister Development Block, or HDB, which program is designed to assess the projects’ economic viability, and there is also ongoing exploration on the rest of the property; and (b) the Burnstone Gold Project in the Witwatersrand Basin goldfield in South Africa, for which an initial area feasibility study was completed last year and the development of an access decline is underway as part of pre-development work.
          In addition to our two primary projects, we have inactive mineral interests in the Casino Property in the Yukon, Canada and the Kirkland Property in Ontario, Canada.
Hollister Property, Nevada and its Hollister Development Block (HDB)
          Upon completion of the acquisition of the shares of Hecla Ventures Corp., or HVC, further described below, which acquisition will be funded in part from the net proceeds raised under this prospectus, we will own a 100% interest in the Hollister Property, subject to certain leases and royalty obligations. Prior to our February 21, 2007 agreement to purchase HVC and until we complete that purchase, a 5% area in our Hollister Property known as the Hollister Development Block, or HDB, is subject to a 50:50 earn-in agreement with HVC, a subsidiary of NYSE listed Hecla Mining Company, or Hecla. We agreed to purchase HVC and thereby regain a 100% working interest in the HDB. The HDB is currently in the advanced exploration stage and is being assessed for economic viability. The HDB hosts a number of high grade gold-silver vein systems that are potentially amenable to underground mining. We also believe that the balance of the Hollister Property warrants further exploration.
          The federal government of the United States and the state government of Nevada have jurisdiction over mining activities and communities, habitat users and other interests that may be affected by mining. In particular, the Bureau of Land Management has jurisdiction over the land on which the Hollister Property is located.
          Inferred mineral resources for the HDB have been excerpted in the table below and are drawn from a NI 43-101 report entitled “Technical Report and Updated Preliminary Assessment of the Ivanhoe Gold Project, Elko, Nevada” prepared by David M.R. Stone, P.Eng., an independent qualified person, dated September 12, 2006 as amended April 3, 2007. Mr Stone’s report adopts a resource estimate contained in a report entitled “Audit of Preliminary Resource estimate for the High Grade Gold-Silver Veins of the Ivanhoe District, Elko County, Nevada” authored by James Currie, P.Eng., then of Behre Dolbear & Company Ltd., mining consultants, and dated October 2, 2001, or the Currie Report, which is appended to a report by Ross Glanville &Associates Ltd. and R.H. Banner Ltd., “April 2002: Summary Report for the Ivanhoe Project, Elko County, Nevada, USA., Report to Great Basin Gold Ltd.” filed May, 2002, or the Glanville/Banner Report. Mr. Stone’s 2006 report supersedes all of the Glanville/ Banner Report (except for the Currie Report) which it considers relevant and reliable). Mr. Stone’s report summarizes the estimated inferred mineral resources as follows:

Cautionary Note to Investors concerning estimates of Inferred Resources
This section uses the term ‘inferred resources’. We advise investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See “Risk Factors”.

		Gold	Silver
		(Grade)	(Grade)	Contained Gold	Contained Silver
Cut-Off (oz/ton)	Tons	(oz/ton)(1)	(oz/ton)	(ounces)(2)	(ounces)
0.25	719,000	1.29	7.0	926,000	5,033,000

(1)	One oz/ton is equal to approximately 34.286 grams/tonne.

(2)	One ounce is equal to approximately 33.103 grams, for approximately 28,800 kilograms of contained gold.

-	This calculation was done in 2002 and used a gold price of US$275/oz and silver price of US$4.40/oz.
          At a cut-off grade of 0.25 opt gold and a tonnage factor of 12.8 cubic feet per ton, the estimated inferred mineral resource is 719,000 tons at an average grade of 1.29 oz/ton gold and 7.0 oz/ton silver, containing 926,000 ounces of gold and 5,033,000 ounces of silver. The cut-off for this preliminary resource estimate was established by comparing it with other underground deposits being mined on the Carlin Trend and also by examining the grade distribution curve of the Hollister resource. A gold price of US$275/oz and a silver price of US$4.40/oz were used for the preliminary assessment in 2002 that concluded that the HDB would have positive economics, indicating that the cut-off was appropriate.
          As noted above, in the 2006 preliminary assessment Mr. Stone updated the preliminary assessment based on the inferred mineral resources at the 0.25 oz/ton cut-off. The inferred resource estimated in 2002 did not change although the preliminary economic assessment contained in the 2007 Hollister technical report referred to under “Recent Developments — Hollister Property” provides updated economic assessments across a range of higher gold prices. The resource was diluted by approximately 50% in the cash flow model. The 719,000 tons is the amount of material that contains the 926,000 ounces of gold. Sensitivity analyses conducted to test the key assumptions (metal prices and capital and operating costs) show the robustness of the project, returning a 60% internal rate of return (IRR) for metal prices of US$400/oz for gold and US$6.00/oz for silver to a 95% IRR for metal prices of US$500/oz for gold and US$8.00/oz for silver. The project returns were also shown to be relatively insensitive to capital and operating costs: the IRR ranges from 62% to 97% when either of the capital and operating costs are varied by +/- 20%, all other parameters remaining constant. In addition, the project NPV (at a 5% discount) varies from $87 million to $125 million when either of the capital and operating costs are varied by +/- 20%, all other parameters remaining constant.
           The preliminary assessment is based on inferred mineral resources, that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Hence, there is no certainty that the preliminary assessment will be realized and that any part of the inferred resources will be economically mineable. See “Risks More Specifically Relating to the Hollister Property”.
Burnstone Project
          Other than as described below, prospecting rights to 100% of the gold ounces in the mineral reserve categories and approximately 94% of the additional measured and indicated mineral resource categories of the area covered by the Burnstone Project have been granted to our South African subsidiary Southgold Exploration (Pty) Ltd., or Southgold. The remaining 6% of the measured and indicated mineral resources of the Burnstone Project are held on farms the rights to which are owned by Puma Gold (Pty) Ltd., or Puma. Puma has optioned the farms’ (known as Doornhoek 577 IR) related lands to us for US$8.00 per contained gold ounce, with the number of additional ounces (if any) to be determined by a third party consultant after we drill two additional holes on those farms at our expense. The option granted by Puma is currently effective until June 21, 2007, but is under further negotiation. These farms represent approximately 435,000 of the ounces in the additional measured and 29,000 of the ounces in the additional indicated categories at Burnstone, using a 400 cmg/t cut-off. Although Southgold’s prospecting rights cover the whole area of the Burnstone Project, Southgold holds less than a 100% undivided interest in relation to certain of these prospecting rights. However, to the best of our knowledge and belief, and after due and careful enquiry, we are not aware of any third party having lodged an application in respect of the remaining undivided interest in such prospecting rights. We are currently in the process of taking steps to secure the remaining undivided interest in such prospecting rights through applicable South African mining law procedures. In the unlikely event of any applications having been lodged by any third parties prior to securing our remaining interest through these procedures, we intend taking any steps that may be necessary so as to acquire such remaining interests should this in fact prove necessary at a later date, including the possibility of entering into negotiations with such third parties.
          On February 21, 2007 we entered into an “in principle” framework agreement with a view to achieving compliance with South Africa’s relatively new (2002) “black economic empowerment”, or BEE, legislation. The BEE legislation, including the Mining Charter, requires us to achieve a target of 26% ownership in our South African projects by “historically disadvantaged” South Africans, or HDSAs by 2014. Under the framework agreement, a transaction is contemplated whereby a broad-based BEE group of investors, through a company called Tranter Gold (Pty) Ltd., or Tranter, would if completed, purchase approximately 19.94 million of our common shares for ZAR 260 million (approximately US$36.47 million as at April 5, 2007) in cash, which we anticipate would lead to the BEE investors holding approximately 10.8% of our common shares after the issuance of the common shares to Hecla for the HVC acquisition and the issuance of the estimated number of securities under this offering. If the acquisition of the approximately 19.94 million shares does not receive South African government approvals as not constituting compliance with the BEE legislation or for other reasons, then the framework agreement contemplates that the BEE group, through Tranter, would instead purchase 812 ordinary shares of Southgold, which would as of the date hereof represent an approximate 26% interest in Southgold’s share capital. We believe that the framework agreement, although it is currently subject to a number of South African government approvals and additional conditions such as the funding of the BEE group, is likely to achieve compliance with the mandated BEE ownership target as a consequence of either the proposed purchase of approximately 19.94 million of our shares or alternatively the purchase of at least 26% of Southgold for the same ZAR 260 million. See “Recent Developments — Burnstone Project — Black Empowerment Framework Agreement”.
          The government of the Republic of South Africa has jurisdiction over activities, communities, habitat users and other interests that may be affected by mining. In particular, the DME has jurisdiction over mineral rights relating to the property on which the Burnstone Project is located.
Operations
          We do not have any commercial mining operations and hence do not have any operating revenue although, historically, we have had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs. Our operations consist of advancing exploration at our two principal mineral projects.

Corporate Structure
RECENT DEVELOPMENTS
Hollister Property
          Unless stated otherwise, information of a technical or scientific nature related to the Hollister Property contained in this prospectus is summarized or extracted from the “Technical Report — Update on the Exploration Activities on the Hollister Gold Project, Elko County, Nevada” dated March 19, 2007 and revised April 3, 2007, prepared jointly by Messrs Gernot Wober, P. Geo. and David Stone, Pr. Eng., both of whom are “qualified persons”, as defined in NI 43-101. Mr. Wober is employed by us and hence is not independent. Mr. Stone is independent to us. The technical report was prepared in accordance with the requirements of NI 43-101.
Hollister Development Block- Recent Progress
          Infrastructure and services have been set in place to enable the development of a decline and laterals from which a 55,000 ft underground drilling program was completed. A total of 6,800 ft of access development and 1,000 ft of I-drifting on vein has been completed to date. Apart from providing data for the completion of a feasibility study, this work has also established much of the infrastructure necessary to start production.
          Work on development of a resource model. engineering, environmental and other aspects has also progressed. The following activities have been advanced:
•	Development of the geological resource model; The drilling program was designed to upgrade a significant portion of the inferred resources to measured and indicated categories. Work on the resource model began in November 2006. The drilling program was completed in February 2007, and final results are being integrated into the model as they are received. Once these have been integrated a new resource estimate can be completed and, assuming that measured and indicated resources are established, work on the feasibility study can proceed;

•	Continuation of underground test mining, including tests for split blasting, drifting and raising, in the different vein systems. Rock mechanics investigations have taken place to assess the efficacy of backfilling and to test backfill materials. Mine planning has also encompassed evaluation of different options for a second underground access route (there is currently only one access decline);

•	Assessment of underground water parameters and development of plans for dewatering and the permitting;

•	Evaluation of general infrastructure, mine services and transportation, in particular, shorter access routes;

•	Completion of metallurgical test work and evaluation of ore treatment alternatives; and

•	Development of the environmental and reclamation reports, and strategies for permitting that will factor into the overall project schedule.
          In the March, 2007 technical report, the authors recommend an interim US$43.8 million budget and work plan that is directed towards increasing our confidence in the HDB resource with the goal of upgrading it into the higher classifications of indicated and/or measured resource which is a prerequisite for a feasibility study. The recommendations also include the continuation of underground drilling to further delineate and expand the veins, the establishment of a second access decline and condemnation drilling in area of planned underground infrastructure. Continuation of mine permitting activities, acquisition of mobile equipment and the establishment of surface infrastructure, such as power lines, haul roads, rapid infiltration basins, backfill plant, offices and warehouses is also contemplated. In particular, the recommended work plan includes:

Recommended Expenditures	Initial Feasibility Study Related Work US$ ‘000	Post-Initial Feasibility Study Work US$ ‘000	Total US$ ‘000

Resource Estimate and Feasibility Preparation	451	750	1,201
Drilling, Testwork and Investigation	320	7,102	7,422
Equipment purchases	309	1,024	1,333
Surface plant	294	1,225	1,519
Site services	1,030	4,269	5,299
Underground development including second decline	3,022	13,170	16,192
Underground services	342	1,472	1,814
Environmental permitting and engineering	282	943	1,225
Administration costs	1,000	5,430	6,300
Independent Consultants Feasibility Study Services	200	400	600

Total	7,556	36,244	43,800

          As drilling has intersected the vein systems and returned grades that are consistent with the results from previous surface drilling, and the drilling was laid out at a close spacing, we anticipate that measured and or indicated mineral resources will be established, that will enable us to complete a feasibility study on the HDB by June 2007 and make a decision in respect of possible commercial production shortly thereafter. We expect to fund this work from a short form prospectus offering of units.
          The recommended work plan reflects the likelihood that if the current resource can be upgraded into a measured and indicated categories, that the resulting feasibility study may prove to be only an initial feasibility study as the 2007 drilling program is designed in part to establish if a larger resource than was previously explored is present on the Hollister property. We believe that the previous drilling was focussed on a targeted resource that was constrained by the fact that our joint venture with HVC was limited to the HDB and so there was no testing to see if the veins extend laterally or down dip beyond the area of the HDB.
Exploration Program Progress
          Recent exploration activities consist of the completion of a controlled source audio magneto-telluric geophysical survey, a portion of which occupied the HDB. A total of 36 lines were completed and 77 line-kilometers of data was collected. Of the entire survey, approximately 10 lines covered the HDB. This survey was physically completed by an independent geosciences consultant and took place between August, 2006 and October 19, 2006. A separate geophysics consultant provided the data processing and interpretation and summarized the results on February 28, 2007. The geophysical survey is part of a board-approved US$3 million exploration budget that was made available in November, 2006 and which will be funded from our existing working capital. Further activities were intended to consist of core drilling but these have not commenced due to our inability to procure a drill rig for the project until March 2007. Exploration drilling has now begun.
Hecla Ventures Corp. (HVC) Share Purchase Agreement
          On February 20, 2007, we entered into a share purchase agreement to buy HVC and thereby effectively regain a 100% working interest in the HDB, for a total of US$60 million, comprising US$45 million in cash and the remaining US$15 million in our common shares (approximately 7.94 million shares).
          By way of background to this transaction, we granted Hecla Mining Company, a NYSE listed mining company, the right under an earn-in agreement to acquire a 50% working interest in the HDB in August, 2002. Hecla held the earn-in rights and operated its earn-programs through HVC. By February, 2007, HVC was close to completing its earn-in requirements; however, we agreed to buy them out of the HDB altogether. The buy-out transaction has been structured as a purchase of Hecla’s subsidiary, HVC, which holds the earn-in rights and which was, until our

February 20, 2007 agreement, managing the earn-in program. The transaction is subject to stock exchange and other regulatory approvals and customary closing conditions, which we expect we will obtain in the ordinary course prior to the completion deadline of April 30, 2007. The principal requirement for us to be able to complete the HVC acquisition is the success of this offering, and the closing of the HVC acquisition which we intend to complete contemporaneously with the closing of this offering, assuming it is successful.
          In addition to the payment of US$60 million of cash and shares, we have agreed to release Hecla from its obligations under the earn-in agreement as a guarantor of HVC’s obligations. Upon closing of this acquisition, we will hold 100% of the working interest in the HDB and the Hollister Property. In addition to the 50% earn-in rights, HVC owns under US$2 million in tangible assets comprising various pieces of mining equipment. We will be assuming payroll and benefits obligations for 35 Hecla employees working on the HDB project for at least a one year period. We will also be assuming all responsibility for any environmental liabilities. We will also enter into a transition services agreement with Hecla, which provides for the provision of consultation services of three Hecla employees for a three-month period to ensure a smooth transition of operations.
          Under the terms of the earn-in agreement, HVC expended some US$32 million on advanced exploration work at HDB since 2002. This work was funded by HVC borrowing that amount from Hecla and its affiliates and the US$30 million will be settled by a capital contribution of the equivalent amount from Hecla prior to closing of the stock purchase. By spending this money HVC had completed the stage 1 activities, one of the prerequisites to earn-in to a 50% interest in the project in early February, 2007. On completion of the acquisition we have agreed to reimburse Hecla for 50% of expenditures since February 12, 2007 and 100% of Hecla’s on-going HDB expenditures from the execution date of the acquisition agreement on February 20, 2007 until the date we complete the purchase of HVC.
          Our review of information supplied by Hecla indicates that HVC spent approximately US$32 million on earn-in expenditures at Hollister. These amounts were spent over the following years and on the following activities:
Hecla Ventures Corp. — Expenditures at the HDB, 2002-2006

	Amounts (US$)
Activity	2002-2004	2005	2006	Total

Environmental Permitting	1,590,495	315,163	747,191	2,652,849
Equipment	447,525	1,006,101	861,730	2,315,356
Surface Plant	919,638	804,007	659,335	2,382,980
Site Services	632,799	1,810,818	2,811,859	5,255,476
Portal and I-Drifts	255,212	161	451,582	706,955
Decline, Cross Cuts, Muck Bays, Drill Stations	157,281	3,143,049	3,254,172	6,554,502
Diamond Drilling and Drilling Administration	513	1,805	2,128,565	2,130,883
Underground Employee Wages and Misc.	72	35,628	149,760	185,460
Underground Services	124,096	605,784	680,076	1,409,956
Administration	1,555,621	1,900,929	2,530,978	5,987,528
Management Fee	392,273	632,039	932,759	1,957,071

Totals:	6,075,525	10,255,484	15,208,007	31,539,016

-15

          We believe this tabular information contains all the historical financial information that an investor needs to know regarding the HVC acquisition. We conducted extensive due diligence procedures on HVC’s financial records to satisfy ourselves that the tabular information is materially correct.
          To see the effect of the HVC acquisition on our December 31, 2006 audited balance sheet, see our unaudited “Pro Forma Consolidated Balance Sheet as at December 31, 2006” contained herein which combines HVC’s unaudited December 31, 2006 balance sheet with our December 31, 2006 audited balance sheet.
Burnstone Project
          Unless stated otherwise, information of a technical or scientific nature related to the Burnstone Project is summarized or extracted from the “Report on the Resource Estimate for the Burnstone Property, Mpumalanga Province of the Republic of South Africa”, dated March 19, 2007 which is co-authored by David Stone, Pr Eng. and Gideon J. van der Heever, Pr.Sci.Nat, both of whom are qualified persons under NI 43-101. Mr van der Heever and Mr. Stone are independent. Their report builds on the conclusions contained in the “Technical Report on the Feasibility Study for the Burnstone Gold Project, Balfour, Mpumalanga Province, Republic of South Africa” dated May 10, 2006, or the Burnstone feasibility study, prepared by international mining consultants Behre Dolbear & Company Ltd., based on a full review of the results of the components of the Burnstone feasibility study by Derek Rance, P.Eng., who is an independent qualified person as defined by NI 43-101. The financial analysis was completed by Minefill Services, Inc., under the supervision of David Stone, P.Eng. Individual components of the study were completed by the following South African consultants, each of which is an independent qualified person under NI 43-101:
•	Geology and mineral resources were reviewed and updated for the Burnstone feasibility study by Harry Meadon, Pr.Sci.Nat., of HM Exploration CC, and Mr. van der Heever, Pr.Sci.Nat., of GeoLogix Mineral Resource Consultants (Pty) Ltd.;

•	Mineral reserves, mine planning and design aspects were developed by Turgis Consulting (Pty) Ltd., under the supervision of AD Pooley, Pr.Eng.;

•	Mill process and plant design work was done by MDM Ferroman, and metallurgical testwork by Mintek Laboratories, all under the supervision of David Dodd, SAIMM, of MDM Ferroman; and

•	Environmental & permitting, tailings, water supply and infrastructure studies were conducted by Knight Piesold (Pty) Ltd. and other subcontractors, under the supervision of Joanna Goeller, Environmental Impact Assessment Practitioner, and R.J. Scheurenberg, Pr.Eng.
          The Burnstone feasibility study supersedes a pre-feasibility study on the Burnstone Project prepared by many of the same authors in 2004.
Burnstone Phase I development
          In May, 2006 we announced the results of the Burnstone feasibility study, as a result of which we moved to the permitting stage, initiated pre-production activities and secured financing to construct the surface facilities and the shaft component.
          The proposed mine site is situated in an area of open, rolling country, traversed by major paved highways, railroads, power lines and pipelines that provide excellent infrastructure for development. Skilled labour, mining expertise, equipment and process facilities are all available to support the development of the Burnstone Project.
          The Burnstone feasibility study was done in 2006 using both South African Rand (ZAR) and US dollars (US$), at an exchange ratio of 7:1 (ZAR to US$). The financial analysis assumes a 100% ownership and no debt leverage. As discussed further below, we recently entered into an agreement in principle with Tranter Gold (Pty) Ltd., or Tranter, a Black Economic Empowerment company that is intending to participate in the Burnstone Project either through an investment in our common shares or through an investment in Southgold, in any event as per South African regulatory requirements, assuming that the conditions to the fulfillment of this transaction are satisfied.

          At an assumed gold price of US$450/oz, results from the pre-tax and 100% equity financed financial model are summarized as follows:
•	14 year mine life, including a four-year pre-production period

•	Average annual production of 214,000 ounces of gold at full production

•	Capital cost of US$144.5 million

•	Operating cost of US$36.63 per tonne

•	Mine site cash cost of US$254.42 per ounce (all-in cash cost of US$323.11 per ounce)

•	Pre-tax Net Present Value at 5% discount of US$138.9 million

•	Internal Rate of Return 18.3%
          Our rights to two of the farms (portions of Doornhoek 577 IR) which are outside of those included in the 2006 Burnstone feasibility study, are subject to an option from Puma as described above. These farms represent approximately 435,000 of the ounces in the additional measured and 29,000 of the ounces in the additional indicated categories at Burnstone, using a 400 cmg/t cut-off.
Mine Plan
          The Burnstone feasibility study recommends flexible, mechanized materials handling and conventional narrow reef underground mining of the Burnstone deposit, utilizing a combination of a decline and a vertical shaft for access. Development will occur in two phases. First, a 4.5-metre wide by 4.8-metre high decline will be developed to enable early access to the ore body for some mining. A 26,000 tonne bulk sample will be extracted and processed in order to confirm previous metallurgical test work. Second, a 7.5-metre diameter vertical shaft will be developed and commissioned. During July 2006, construction of the decline commenced, and as at March 6, 2007, the decline had advanced to 550 metres from the portal entrance. At full production, miners and equipment will use the decline for access and the shaft for hoisting ore and mine rock to surface. Full employment would entail approximately 2,000 people. Our test program is being conducted in accordance with the Minerals Act 50 of 1991 which continues to have application pursuant to the Minerals and Petroleum Resources Development Act, 2002, or the MPRDA. Although our revised environmental management plans submitted to the DME have not yet been approved, we believe that all our pre-development work undertaken to date has been in accordance with the standards prescribed by the applicable legislation.
          The Burnstone processing plant has been designed with a nominal capacity of 125,000 tonnes per month, and consists of conventional crushing, grinding and ball milling, followed by gravity separation and carbon-in-leach treatment prior to gold refining. Expected metallurgical recovery is 95%, with 2.2 million ounces expected to be recovered over the 14-year mine life.
Parameters and Key Results
          The Measured and Indicated mineral resources for the Kimberley Reef gold deposit, as outlined by drilling on the Burnstone property to the date of the feasibility report, and at a 400 cmg/t cut-off, (which assumes $450/oz gold), are 29.0 million tonnes grading 7.63 g/t, containing 7.1 million ounces of gold. Of these, 19.8 million tonnes grading 9.22 g/t are Measured and 9.2 million tonnes grading 4.20 g/t are Indicated. These Mineral Resources are inclusive of the Mineral Reserves used for the Burnstone feasibility study. The current mine plan, however, is based on a portion of the mineral resources previously known as Area 1.
          The Proven and Probable Mineral Reserves (tabulated below) are fully diluted and take into consideration all mining factors, and are stated according to Canadian standards. The average reef channel width is of the order of 35 cm. As it is not possible to mine at these widths, a stope width of 90cm has been applied. Where the reef channel width is higher than 90cm, then stope widths applied are also higher to suit. Additional dilution has been applied for planned and unplanned dilution.
          The resource tonnage has been modified to account for the dilutionary sources described above. In addition, tonnages have been modified to reflect a loss of 6% for the pillars which will be left unmined.

          The resource grade has also been modified to reflect the other causes of mining dilution (being the additional waste material required to be mined in order to access and recover the gold-bearing ore). In addition, the grade has been reduced by 3% (estimate provided by our geologists) to account for minor (internal) geological loss and by a further 10% to account for gold losses during the mining process.
          The calculations described above have resulted in Proven and Probable Mineral Reserves that include Proven Reserves of 15.1 million tonnes grading 4.61 g/t and Probable Reserves of 0.8 million tonnes grading 5.38 g/t.
Burnstone Gold Project — Feasibility Study Results
Gold Price US$450/oz (ZAR101,270/kg) & Exchange Rate of 7:1 ZAR to US$

Proven & Probable Reserves (At 4 g/t cut-off)	15.9 million tonnes grading 4.65 g/t, containing 2.4 million ounces
Gold recovery	95%
Annual gold production	214,000 ounces at full production
Life of mine gold production	2.26 million ounces
Mine life	14 years, including 4 years pre-production
Full Employment	2,000 + people

CAPITAL COSTS(1)	ZAR (millions)	US$ (millions)
Mine	800	114.3
Mill	160	22.8
Tailing and rock storage	38	5.3
Main water supply	15	2.1
Total	1,013	144.5

OPERATING COSTS	ZAR/t milled	US$/t milled
Mining	215.09	30.73
Milling	33.36	4.77
Administration	2.00	0.29
Community	3.78	0.54
Social Costs	2.18	0.32
Total	256.41	36.65	(rounded)

(1)	Capital costs for mining are +/-15% with no contingency; for milling are +/-10% including a 10% contingency.

CASH COSTS	ZAR/kg	US$/oz
Mine Site Costs	57,256	254.42
All-in Costs	72,714	323.11

CASH FLOW	ZAR (millions)	US$ (millions)
Average Annual	183	26
Life of Mine	2,006	287

FINANCIAL RESULTS	ZAR (millions)	US$ (millions)
Net Present Value (5% discount)	972.3	138.9
Internal Rate of Return	18.3%
          Sensitivity analyses done on several of the key parameters indicate that the financial results for the project are economic. The Net Present Value and Internal Rate of Return are more sensitive to changes in exchange rates and gold price than to variations in capital and operating costs.

Exploration Program Progress
          Since the completion of the feasibility study of the Burnstone Project in May, 2006, we have undertaken drilling to upgrade and expand the mineral resources in Area 1 and Area 2. Results from eight of fifteen completed drill holes have been incorporated into the resource model and new estimates of the mineral resources are tabulated below. The grades as well as the tonnes have increased in all categories. As a result, at the cut-off grade of 400 cmg/t gold (the equivalent of 4 g /t over one meter) highlighted below, 582,000 ounces of gold have been added to the total measured and indicated resources (an increase of 8%) and 219,000 ounces have been added to the inferred resources (an increase of 54%). The aforementioned March 19, 2007 report of Messrs Stone and van der Heever, supersedes a previously publicly filed report by Pooley A.D., Dodd D., Scheurenberg R.J., Siepker E. and van der Heever, G. J., “Burnstone Gold Project Pre-Feasibility Study — Area 1” dated November 1, 2004 but builds on a previously publicly filed report by Siepker E. and van der Heever, G. J “Report on the Resource Estimate for the Burnstone Property, Mpumalanga Province of the Republic of South Africa” dated February 17, 2005. In their 2007 report Messrs Stone and van der Heever have estimated the current mineral resources at Burnstone, using a range of gold prices. These mineral resources are summarized as follows (see “Risk Factors- Risks More Specifically Relating to South Africa and the Burnstone Project”).

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
The following table uses the terms “measured resources” and “indicated resources”. We advise investors that while these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. See “Risk Factors”.

Burnstone Gold Project
Mineral Resources — January 2007
	Cut-off		Grade	Contained Gold
Category	(cmg/t)	Tonnes	(g/t)	(ounces)
Measured	350	26,221,000	8.99	7,582,000
	400	21,045,000	9.69	6,555,000
Indicated	350	9,262,000	4.53	1,348,000
	400	8,245,000	4.28	1,135,000
Measured & Indicated	350	35,483,000	7.83	8,930,000
	400	29,291,000	8.17	7,690,000

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This section uses the term ‘inferred resources’. We advise investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See “Risk Factors”.

Burnstone Gold Project
Inferred Mineral Resources — January 2007
	Cut-off		Grade	Contained Gold
Category	(cmg/t)	Tonnes	(g/t)	(ounces)
Inferred	350	1,442,000	12.94	600,000
	400	836,000	15.18	408,000
          We anticipate that the remainder of the drilling program will be completed during the June 2007 quarter, and the results will be incorporated in the mining plan being prepared by Turgis Engineering.
          Future drilling will concentrate on “Area 4” which lies to the southwest of Area 1.
          Presently, we are advancing the first of a two stage development program, designed to take the Burnstone Project to production in approximately two years subject to obtaining mining rights and meeting other conditions. The current program, involving construction of a decline and taking a bulk sample, is scheduled to be completed in approximately 12 months. There is no assurance that this target timing can be met.
          The Burnstone Project is defined by an 18 kilometre long, north-westerly trending mineralized corridor developed within the Kimberley Reef, one of four main gold-bearing units in the Witwatersrand Basin. At Burnstone, the central portion of the gold corridor has been uplifted by two north-westerly trending sub-parallel faults and as a result, a significant portion of the deposit areas along the trend occur at relatively shallow depths of 250-750 meters. Our drilling has also revealed that several of the gold-bearing areas, like Areas 1 and 4 mentioned above, are continuous, but are referenced to describe different areas of focus for the ongoing drilling program.
          The primary analytical facility for the Burnstone Project from 2003-2005 was SGS Lakefield Research Africa (Pty) Limited and in 2006-2007, ALS Chemex was the primary laboratory. Both facilities are located in Johannesburg, South Africa.
Plan to Update Feasibility Report
          The May, 2006 Burnstone feasibility study was completed using conservative parameters. With the current higher gold prices, we anticipate that more of the resources will warrant mining. We are also currently reviewing the parameters used with the intent of improving on methodologies and efficiencies. We expect that the mining plans will be renewed after the completion of the current exploration program as the additional resources outlined will need to be converted into reserves and the mine scheduling adjusted accordingly. We anticipate that the new resource statement will be completed by the end of June, 2007.
Conversion of Prospecting Rights
          During October and November 2006, all the old order prospecting rights held by Southgold comprising the title to the Burnstone Project were converted into new order prospecting rights by the DME. Our application for one new order prospecting right for a farm adjacent to the Burnstone Project is currently pending. These rights give Southgold the exclusive right to apply for and, subject to fulfilling certain statutory requirements, including the approval of the DME, be granted mining rights in respect of the minerals and the prospecting area of the Burnstone Project under the MPRDA. The grant of a new order mining right, which will permit us to develop the Burnstone Project, will depend on us meeting requirements under the Mining Charter, including compliance with BEE requirements and the submission of a satisfactory work program. We are currently targeting the late second quarter of 2007 for submission of our application for a new order mining license and we anticipate that our framework agreement with our BEE partner will be concluded by that time.
Purchase of Surface Rights
          We, through our subsidiary, Southgold, purchased approximately 2,273 hectares of farmland to secure the surface rights of the Burnstone Project. No land claims have been gazetted against these properties in terms of the relevant legislation.

Black Economic Empowerment (BEE) Framework Agreement
          On February 12, 2007, we, and our proposed BEE partner, Tranter Gold (Pty) Ltd, or Tranter, and Gold Fields Limited, or Gold Fields, signed a heads of agreement contemplating a transaction whereby the net smelter royalty with GFL Mining Services Ltd., a wholly-owned subsidiary of Gold Fields, would be settled by our purchase of the net smelter royalty on the Burnstone Project held by GFL for a cash payment of ZAR80 million plus VAT. Under this heads of agreement:
•	we (through Southgold) would pay Gold Fields ZAR80 million in full and final settlement of the sliding scale net smelter royalty in favour of Gold Fields’ subsidiary GFL Mining Ltd. in respect of the Burnstone Project;

•	Gold Fields would pay ZAR80 million to Tranter of which ZAR70 million would be used as partial payment of the ZAR260 million required to acquire a 26% interest in the Burnstone Project;

•	Tranter would retain ZAR10 million of the ZAR80 million received by Gold Fields for administration and funding of its broad based structure; and

•	as one of the conditions precedent, the parties to the agreement would sign a definitive agreement by the target date of April 30, 2007, (which date was extended by agreement between the parties), although this date can be extended by the parties again, if necessary.
          On February 21, 2007, we and Tranter concluded the framework agreement which we believe, if implemented, will achieve compliance with the goals of the BEE legislation. Under the framework agreement, Tranter would obtain the required 26% participation in the Burnstone Project, in one of two ways:
•	Tranter would either purchase approximately 19.94 million of our common shares for ZAR260 million (approximately US$36.47 million as at April 5, 2007) (of which ZAR70 million would be from the royalty settlement and the balance from other sources) or alternatively;

•	Tranter would purchase at least 26% of our subsidiary Southgold for ZAR260 million and thereby acquire an indirect 26% interest in the Burnstone Project only.
          The framework agreement is subject to the execution and negotiation of a number of related agreements and is also subject to further conditions, including South African regulatory approval, the approval of the relevant stock exchanges and Tranter securing the requisite funding. It is unlikely to conclude for several months after this offering completes. If the transactions contemplated by the framework agreement do not successfully complete, then we will have to seek another way of achieving compliance with the BEE requirements of the MRPDA, or face uncertain and possibly adverse consequences. See “Risk Factors”.
Settlement with Southgold Shareholders
          On July 27, 2006, we closed a transaction whereby we settled all remaining obligations to the former shareholders of Southgold under an option agreement dated November 5, 2002. Pursuant to a settlement agreement dated May 26, 2006 between us and the former Southgold shareholders, we issued 4 million common shares and 2 million common share warrants (each warrant entitling the holder to purchase an additional common share), in each case, at the ZAR equivalent of the original US$1.80 exercise price (being ZAR12.90 per share on February 15, 2007). The warrants are exercisable for a two year period and are subject to an accelerated expiry if the market price of our common shares is equal to or exceeds the ZAR equivalent of US$3.60 (being ZAR25.80 on February 15, 2007) for 10 consecutive trading days on the TSX. The warrant exercise price was originally denominated in United States currency; however, we resolved by way of board resolution passed on February 15, 2007 to allow the exercise to be effective in ZAR. The settlement agreement, negotiated at arm’s length, extinguished certain additional consideration that we would have been required to pay to the former Southgold shareholders and settled all potential claims by the former Southgold shareholders in connection with consideration that is intended to become payable to us by our BEE partners under the framework agreement described above.

Kryso Resources plc
          In December, 2006, we acquired an initial 15% interest in Kryso Resources plc, or Kryso, a company listed on the London Stock Exchange’s Alternative Investment Market with gold and nickel assets in Tajikistan. Under the share purchase agreement, we purchased 10 million common shares and received 5 million common share purchase warrants of Kryso for the purchase price of approximately $2.1 million. Each warrant, the exercise of which requires Kryso shareholder approval, entitles us to purchase an additional common share of Kryso at the exercise price of approximately $0.31 per share for a period of two years. In addition, we have a five-year right of first refusal that will allow us to maintain our percentage equity position in Kryso, subject to Kryso shareholders’ approval, and the right to appoint one member to Kryso’s board of directors and a technical advisor to its management team. We will hold these shares through our Cayman subsidiary, N5C Resources Ltd.
          Kryso’s primary asset is the Pakrut gold project in Tajikistan, which has an exploration license and mineral resources established under the Russian classification system. Kryso currently has three company-owned diamond drill rigs working the deposit, mainly from an underground adit. Preliminary work indicates that the resources are potentially extractable using a combination of open pit mining and underground mining.
Secondary Listing on the Johannesburg Stock Exchange
          We completed a secondary listing on the JSE in October 2006, trading under the stock symbol “GB GOLD”. We anticipate that the secondary listing will increase our profile amongst South African investors and facilitate direct investment by South African residents.
Management Changes
          In November 2006, we decreased the number of members on our board of directors from 13 to nine members. Jeffrey Mason resigned as our Chief Financial Officer and Zelda Smit, C.A. was appointed as our new Chief Financial Officer. In addition, we appointed one of our lawyers as our corporate secretary but we do not consider that an executive position.
Unit Offering
          On March 21, 2007, we filed a preliminary short form prospectus with the securities commissions in all of the provinces and territories of Canada and we filed a registration statement on Form F-10 (File No. 141484) with the SEC relating to an offering by us of units. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one of our common shares upon payment of $● at any time until 5:00 p.m. (Vancouver time) on the date that is 24 months following the closing of the unit offering. The common shares and common share purchase warrants comprising the units will separate immediately upon the closing of the unit offering, which is expected to be completed on or about April ♦, 2007.
          In connection with the unit offering we will enter into an agreement dated ●, 2007 with BMO Nesbitt Burns Inc., Desjardins Securities Inc., Pacific International Securities Inc. and RBC Dominion Securities Inc., as underwriters, pursuant to which we will agree to sell and the underwriters will agree to purchase (subject to the terms of the underwriting agreement) on ●, 2007 the units at a price of $ ●, payable in cash to us against delivery. The obligations of the underwriters in the unit offering under the agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events.
          Pursuant to the underwriting agreement, we have agreed to pay to the underwriters in the unit offering a commission equal to ●% of the gross proceeds from the issue and sale of the units and to reimburse the underwriters for expenses for various services rendered to us in connection with this offering. We will also grant the underwriters in the unit offering an over-allotment option under the underwriting agreement, exercisable not later than 30 days after the closing of the unit offering, to purchase at the offering price up to an additional ● units solely to cover over-allotments, if any, and for market stabilization purposes. If the underwriters in the unit offering exercise the over-allotment option in full, the total number of units issued under the unit offering will be ●, the total price to public will be $●, the total underwriters’ commission will be $● and the total net proceeds to us under the unit offering (excluding expenses of this offering) will be $●.
          It is a condition of the closing of the unit offering that the registration statement of which this shelf prospectus forms a part be declared effective by the SEC and that we have filed with the SEC a prospectus supplement registering the common shares issuable from time to time on the exercise of the common share purchase warrants.
USE OF PROCEEDS
          Unless otherwise indicated in an applicable prospectus supplement relating to an offering of common shares, we will use the net proceeds we receive from the sale of common shares for general corporate purposes, which may include exploration and development costs for our Hollister Property. The amount of net proceeds to be used for any purpose will be described in the applicable prospectus supplement.
CONSOLIDATED CAPITALIZATION
          Our authorized share capital consists of an unlimited number of common shares without par value, of which 113,721,713 were issued and outstanding as at April 5, 2007, and an unlimited number of preferred shares of which none are outstanding as at April 5, 2007. Since December 31, 2006 we have a) issued 310,000 common shares pursuant to the exercise of employee stock options, b) agreed to issue 7.94 million shares to Hecla as partial consideration for the purchase of Hecla Ventures described above and c) agreed to issue 19,938,650 common shares under the BEE framework agreement, also described above.
          After giving effect to the unit offering, we would have ● common shares issued and outstanding as at ● , 2007.
PLAN OF DISTRIBUTION
          We may sell common shares to or through underwriters or dealers and also may sell common shares directly to purchasers or through agents. The distribution of common shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement. In connection with the sale of common shares, underwriters may receive compensation from us or from purchasers of common shares for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of common shares may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of common shares by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.
          If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the common shares directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.
          This prospectus qualifies common shares, including common shares issuable on exercise of the common share purchase warrants issued under the unit offering. The specific terms of any offering of common shares will be described in the applicable prospectus supplement. The prospectus supplement relating to any offering of common shares will set forth the terms of the offering of the common shares, including, to the extent applicable, the initial offering price, the proceeds to us, the underwriting discounts or commissions, the currency in which the common shares may be issued and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to any offering of common shares sold to or through underwriters will be named in the prospectus supplement relating to such offering.
          Holders of our common share purchase warrants resident in the United States who acquire common shares pursuant to the exercise of common share purchase warrants in accordance with their terms and under this prospectus and any applicable prospectus supplement may have a right of action against us for any misrepresentation in this prospectus or any applicable prospectus supplement. However, the existence and enforceability of such a right of action is not without doubt. By contrast, holders of common share purchase warrants resident in Canada who may acquire common shares pursuant to the exercise of common share purchase warrants in accordance with their terms and who will be deemed to acquire such common shares under applicable Canadian prospectus exemptions, will not have any such right of action.
          We have agreed with the underwriter under the unit offering to use our reasonable efforts to maintain an effective registration statement providing for the registration of the common shares issuable on the exercise of the common share purchase warrants until the earlier of the expiration date of the common share purchase warrants and the date upon which all such common share purchase warrants have been exercised.
          Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of common shares may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.
DESCRIPTION OF SHARE CAPITAL
Common Shares
          Each common share carries the right to attend and vote at all general meetings of shareholders, to receive dividends if, as and when declared by the directors, and to participate on our dissolution or winding up.
RISK FACTORS
          An investment in our securities is highly speculative and subject to a number of risks. A prospective purchaser of our securities should carefully consider the information described in this prospectus as well as the risk factors set out in our annual information form incorporated herein by reference. In addition to those risks, a prospective purchaser of our securities should also carefully consider the following risk factors.
General Mining Risks
There is no assurance that our mineral resources will ever be classified as reserves under the disclosure standards of the Securities and Exchange Commission.
          The mineralized material at our properties is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but no part of any of our properties’ mineralization is yet considered to be a reserve under United States mining standards, as all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve.
The exploration for and development of mineral deposits involves significant risks.
          Mineral resource exploration is a speculative business and involves a high degree of risk. There is no known body of commercial ore at the Hollister Property, but we have a feasibility study that outlines mineral reserves at the Burnstone Project. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few explored properties are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by us will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.
          The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in us not receiving an adequate return on invested capital.
          The figures for mineral resources included herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.
          The significant risks of mineral exploration to which we are subject include risks relating to exploratory drilling. Due to the worldwide upturn in the mineral exploration industry, it has become more difficult for companies exploring for minerals to secure drilling rigs and drilling personnel on a timely basis. In addition, costs relating to exploratory drilling are currently rising. We may not be able secure drilling contractors, rigs and personnel during our desired time periods and at our expected costs.
Our properties have not produced any commercial reserves or ore body.
          Our mineral projects, including the Hollister Property and the Burnstone Project, are in the exploration stage as opposed to the development stage and there is no known body of commercial ore at the Hollister Property, but we have a feasibility study that outlines mineral reserves at the Burnstone Project. Although we believe that the available exploration data is encouraging regarding these properties, there can be no assurance that a commercially mineable ore body exists or is extractable on any of our properties. There is no certainty that any expenditure made in the exploration of our mineral properties will result in the discovery or extraction of commercially recoverable quantities of ore. Such assurance, for the Hollister Property in particular, will require completion of a feasibility study and, possibly, further associated exploration and other work that concludes that a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, we will be required to raise substantial additional funding.
A substantial or extended decline in gold prices would have a material adverse effect on our business.
          Our business is dependent on the price of gold (for the Burnstone and Hollister projects), which is affected by numerous factors beyond our control. Factors tending to put downward pressure on the price of gold include:
•	Sales or leasing of gold by governments and central banks;

•	A strong U.S. dollar;

•	Global or regional recession or reduced economic activity;

•	Speculative trading; and

•	Decreased demand for industrial uses, use in jewellery or investment.
          If gold prices were to decline significantly for an extended period of time, we might be unable to continue with the exploration and development of our properties or fulfill our obligations under our agreements or under our permits or licenses. As a result, we may lose our interest in or be forced to sell some of our properties.

Although we have no reason to believe that the existence and extent of any of our properties is in doubt, title to mining properties is subject to potential claims by third parties claiming an interest in them.
          Our mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. Our mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes, complete filings and other necessary applications or to carry out and file assessment work, may invalidate title to portions of the properties where our mineral rights are held.
We are not able to obtain insurance for many of the risks that we face.
          In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of our securities.
          We are not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products resulting from exploration and production) has not been generally available to companies in the mineral exploration and mining industry. Management periodically evaluates the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, and if we become subject to environmental liabilities, the payment of such liabilities would reduce or eliminate our available funds or could exceed the funds we have to pay such liabilities and result in bankruptcy. Should we be unable to fund fully the remedial cost of an environmental problem, we might be required to enter into interim compliance measures pending completion of the required remedy.
Risks More Specifically Relating to the Hollister Property
Investors should not place undue reliance on the preliminary (economic) assessment prepared for the Hollister Development Block
          The Preliminary Assessment for the Hollister Development Block was prepared to broadly quantify the project’s capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project’s likelihood of feasibility and optimal production rate. It was not prepared to value the project, nor should it be considered to be a pre-feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships, and they are not based on any systematic engineering studies, so the ultimate costs may vary widely from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the project. As is typical at this stage of a project, data is incomplete, and estimates were developed based solely on the expertise of the individuals involved, as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are very preliminary and result in a high level of reliance on subjective judgment.
          The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the project. The mineralized material at the project is currently classified as inferred resources and is not reserves. The mineralized material in the Preliminary Assessment is based only on the resource model developed by Behre Dolbear and Company in October 2001( and filed as part of a May, 2002 report at www.sedar.com). Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or regarding the grade thereof. Final feasibility work has not been done to confirm the mine design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed mine design, mining methods, and processing methods are not suitable. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured on a timely basis or at all. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The Preliminary Assessment assumes specified, long-term prices levels for gold of US$450/oz and silver of US$7.00/oz.; however the April 2007 technical report provides pre-tax sensitivities for a range of gold prices. Prices for these metals are historically volatile, and we have no control of or influence on those prices, which are determined in international markets. There can be no assurance that the prices of these metals will remain at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold and silver have been below the price ranges assumed in Preliminary Assessment at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in our cost of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those typical of large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.
Risks More Specifically Relating to South Africa and the Burnstone Project
General
          A substantial part of our properties and operations are located in South Africa and are exposed to the political and economic risks relating to South Africa. These risks may include political and economic uncertainty and related currency fluctuations.
We are subject to exchange control regulations that may affect our ability to borrow funds and guarantee obligations of our subsidiary.
          South African law provides for exchange control regulations which restrict the export of capital by residents from the common monetary area, which includes South Africa. These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa and to repay these borrowings from South Africa and, in some cases, our ability to guarantee the obligations of any subsidiaries, which may be formed by us from time to time, with regard to these borrowings. Although the government has expressed an intention to gradually relax exchange control regulations with a view to ultimately doing away with exchange controls, there is no certainty that exchange control regulations will be reduced or eliminated.
Investors should not place undue reliance on the Burnstone Feasibility Study
          The Burnstone Feasibility Study prepared on the Burnstone project was prepared to quantify the Burnstone Project’s capital and operating cost parameters and to determine the project’s likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships. The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Burnstone Project. The mineralized material at the Burnstone project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone Project’s mineralization is yet considered to be a reserve under US Securities and Exchange Commission standards, as all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve under such standards. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods proposed in the Feasibility Study, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. No permits have yet been applied for and there can be no assurance that required permits can be secured on a timely basis or at all.

Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, final costs could be materially different from those contained in the Feasibility Study. There can be no assurance that infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Study assumes specified, long-term price levels for gold of US$450/oz. The price of this metal has historically been volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold will remain at current levels or that it will not decline below the prices assumed in the Feasibility Study. Prices for gold have been below the price ranges assumed in Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate, and this rate has been subject to large fluctuations in the last several years.
Changes in mining legislation could adversely affect our operations.
          Our business could be adversely affected by changes in government regulations relating to exploration, mining and the environment. In order to maintain security of tenure of our mineral properties, we will be obliged to comply with the MPRDA, the associated regulations and the socio-economic scorecard. As a result of this new legislation, the South African government exercises control over the granting of prospecting and mining rights, beneficiation, mineral exports and taxation. Applications for prospecting and mining rights are required to demonstrate their eligibility based on their compliance with a number of black economic empowerment criteria. These include factors such as ownership, employment equity, human resources development and procurement policy.
Receipt and retention of prospecting and mining rights cannot be guaranteed.
          Although we have successfully converted most of our old prospecting rights to new order prospecting rights and have the exclusive right to apply for new order mining rights, there is no certainty that such rights will be granted. In addition, new order prospecting or mining rights may be suspended or cancelled where the DME, having followed the requisite procedures under the MPRDA, determines that the holder is in breach of the provisions of the MPRDA or the terms under which such new order prospecting or mining rights were granted. Similarly, rights could be suspended under related legislation in respect of health and safety and the environment, including where the mineral is not mined optimally in accordance with the relevant work programme. The MPRDA has also significantly increased the potential penalties and restrictive provisions relating to environmental management, environmental damage or pollution resulting from prospecting or mining activities.
Non-compliance with black economic empowerment initiatives could affect our ability to secure mining rights.
          We are required to comply with local procurement, employment equity, ownership and other regulations which are designed to redress historical social and economic inequalities and ensure socio-economic stability. We embrace and will participate in initiatives intended to redress historical social and economic inequalities. We consider these initiatives to be a strategic imperative and we recognize the risk of not pursuing them vigorously or of them not succeeding.
          In October, 2002, the government and representatives of South African mining companies and mineworkers’ unions reached broad agreement on the Mining Charter, designed to facilitate the participation of HDSAs in the country’s mining industry. Non-compliance with the provisions of the Mining Charter could lead to loss of mining and related rights.

The Mining Charter’s stated objectives include the:
•	expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;

•	expansion of the skills base of such persons;

•	promotion of employment and advancement of the social and economic welfare of mining communities; and

•	promotion of beneficiation within South Africa.
          The Mining Charter requires mining companies to ensure that HDSAs hold at least 15% ownership of mining assets or equity in South Africa within five years and 26% ownership within ten years from the effective date of the MPRDA. The Mining Charter further specifies that the mining industry is required to assist HDSAs in securing financing to fund their equity participation up to an amount of ZAR100 billion within the first five years after the implementation of the MPRDA. Beyond this ZAR100 billion commitment, the Mining Charter requires that participation of HDSAs should be increased towards the 26% target on a willing buyer — willing seller basis. The sale of such equity or ownership to HDSAs will dilute common shareholders’ interest in us or the Burnstone Project.
          Regarding the proposed February, 2007 BEE transaction with Tranter in the framework agreement described in this prospectus, there is a risk that the transaction may not be concluded for a number of reasons, including the need for an approval by the DME of the proposed transaction structure (which contemplates the potential equity purchase of our common shares or a shareholding in Southgold) and the need of Tranter to secure the requisite funding for the transaction. Until such time as we have concluded definitive transaction agreements with Tranter to the satisfaction of the DME and other government authorities, resulting in Tranter’s acquisition of a participation interest in the Burnstone Project, we will not be a competent applicant in terms of the new mining legislation in South Africa to secure the licenses we need to conduct mining activities at the Burnstone Project.
          Furthermore, in the event of our transaction with Tranter proceeding to completion, since each application for a mining license is treated by the DME on its own merits, we have no way of determining or predicting the restrictions or conditions that the DME may impose on the grant of our mining licenses, including (in the event of Tranter’s equity participation at the Great Basin Gold Limited level) the minimum level of shareholding, if any, that Tranter would be required to hold in this company in order to achieve BEE compliance. Even if the South African governmental approvals are obtained and the framework agreement is concluded, we cannot be certain that we will continue to be in compliance with the BEE requirements, which theoretically can be changed by legislative acts of the South African government at any time. Other future events or circumstances could result in our non-compliance if, as possible examples, our BEE partner disposes of a sufficient number of the approximately 19.94 million of our shares to be purchased by it under the framework agreement, or if our BEE partner is diluted out of or otherwise loses its interest in such shares or in any interest it may acquire in our Southgold subsidiary.
          In addition, mineral rights to 6% of the measured and indicated mineral resources are held by Puma and have been optioned to us. The option granted by Puma is currently valid until June 21, 2007, but is under further negotiation. We will need to exercise the option in order to secure rights in these farms in the long term.
Undivided title interests may be subject to third party ownership claims.
          Although Southgold’s prospecting rights cover the whole area of the Burnstone Project, Southgold holds less than a 100% undivided interest in relation to certain of these prospecting rights. However, to the best of our knowledge and belief, and after due and careful enquiry, we are not aware of any third party having lodged an application in respect of the remaining undivided interest in such prospecting rights. We are currently in the process of taking steps to secure the remaining undivided interest in such prospecting rights through applicable South African mining law procedures. In the unlikely event of any applications having been lodged by any third parties prior to securing our remaining interest through these procedures, we intend taking any steps that may be necessary so as to acquire such remaining interests should this in fact prove necessary at a later date, including the possibility of entering into negotiations with such third parties.
We could face substantial financial costs due to the environmental impact of our mining operations.
          Our operations are subject to South African environmental legislation and regulations, specifically the MPRDA and the National Environmental Management Act, 1998 or NEMA. Of these, the provisions of NEMA are particularly far-reaching, especially s.28 thereof, which states that every person who causes, has caused or may cause significant pollution or degradation of the environment must take reasonable steps to prevent such pollution or degradation from occurring, continuing or recurring, or in so far as such harm to the environment is authorised by law or cannot reasonably be avoided or stopped, to minimise and rectify such pollution or degradation of the environment.

Some have speculated that section 28 of NEMA may have introduced the principle of strict liability with respect to the causation of environmental impacts. The reach of the relevant provisions of NEMA, however, are still to be interpreted by the South African courts.
          Under the MPRDA, companies that undertake mining activities must make financial provision for rehabilitation liabilities to the satisfaction of the DME, and directors of companies may be held jointly and severally liable for any unacceptable negative impact on the environment, including damages caused by the company which they represent.
          Under the National Water Act, 1998, the owner of land, controller or occupier of land on which any activity or process is or was performed or undertaken or on which any situation exists that causes, has caused or is likely to cause the pollution of a water resource, must take all reasonable measures to prevent such pollution from occurring, continuing or recurring.
          The Department of Environmental Affairs and Tourism and the Department of Water Affairs and Forestry may issue administrative directives to enforce the provisions of NEMA and the National Water Act to take specific anti-pollution measures, continue with those measures and/or to complete those measures.
Foreign investments and operations in South Africa are subject to risks including higher HIV/AIDS rates than those prevailing in North American and European jurisdictions.
          We are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the viability of our affected foreign operations which in turn could have a material and adverse affect on our future cash flows, earnings, results of operations and financial condition.
          Risks may include, among others, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and terrorist actions, arbitrary changes in laws or policies, foreign taxation and exchange controls, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, limitations of foreign ownership, limitations on the repatriation of earnings, infrastructure limitations and increased financing costs. HIV/AIDS is also prevalent in South Africa. Some of our employees may have or could contract this potentially deadly virus. The prevalence of HIV/AIDS could cause lost employee man-hours and may make finding skilled labour more difficult. These risks may limit or disrupt our exploration activities or development of future mining operations, restrict the movement of funds, or result in expropriation without fair compensation.
The impact of the South African Royalty Bill is not presently known.
          In 2003, the South African government presented the South African Parliament with the Mineral and Petroleum Royalty Bill, which proposed a royalty payable to the South African government for gold production at a rate of 3% of revenues from the sale of gold. In September, 2006, the South African government issued a proposal to alter the proposed royalty rates to 1.5% for refined gold. The legislation has not yet been passed but is scheduled to become effective in 2009. It is currently not certain what the Act of Parliament resulting from the Mineral and Petroleum Royalty Bill will contain and what the effect of any resulting legislation will be.
          Due to this uncertainty, we are unable to definitively assess the impact on our future operations. We may be adversely affected, as increased royalty fees may reduce the viability of our projects.
Actual infrastructure costs may increase from those reported in the Burnstone feasibility study.
          Although costs, including design, procurement, construction and on-going operating costs and metal recoveries, have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the Burnstone feasibility study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

We may be unable to obtain adequate financing on acceptable terms.
          The Burnstone Project will require major additional financing, most likely through a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms.
We are subject to fluctuations in currency exchange rates which could adversely affect our financial position and the results of our operations.
          We conduct business in currencies other than Canadian dollars. We maintain most of our working capital in Canadian dollars or Canadian dollar-denominated securities and convert our Canadian funds to foreign currencies, predominantly United States dollars and South African Rand as certain payment obligations become due. Accordingly, we are subject to fluctuations in the rates of currency exchange between the Canadian dollar and these foreign currencies, and these fluctuations could materially affect our financial position and results of operations.
          Our future revenues derived from gold sales will be in United States dollars. Of particular significance is the fact that our operations in South Africa, including costs relating to construction, services and materials, are almost entirely paid for in South African Rand. The South African Rand has historically devalued against the United States dollar. Strength in the South African Rand against the United States dollar, however, will negatively impact the potential profitability of our mining operations in South Africa. The South African Rand and United States dollar exchange rate has fluctuated significantly over the last few years.
Risks Relating to this Offering and Common Shares
Further equity financing may substantially dilute the interests of our shareholders.
          We may require additional funds to fund our exploration and development programs and potential acquisitions. If we raise additional funding by issuing additional equity securities, such financing may substantially dilute the interests of our shareholders.
Our common shares may experience price and volume fluctuations and the market price for our common shares after this offering may drop below the price you pay.
          In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of our securities after this offering, and the price may decline below the offering price. As a result of this volatility, you may not be able to sell your securities at or above the offering price.

We have no history of earnings and no foreseeable earnings.
          We and our predecessor companies have an 18-year history of losses, and there can be no assurance that we will ever be profitable. We anticipate that we will retain future earnings and other cash resources for the future operation and development of our business. We have not paid dividends since incorporation, and we do not anticipate paying dividends in the foreseeable future. Payment of any future dividends is at the discretion of our board of directors after taking into account many factors including our operating results, financial condition and anticipated cash needs.
We have discretion in the use of the net proceeds from this offering.
          We currently intend to allocate the net proceeds we will receive from this offering as described below under “Use of Proceeds”. However, our management will have discretion in the actual application of the net proceeds, and we may elect to allocate proceeds differently from that described in “Use of Proceeds” if we believe it would be in our best interests to do so. The failure by our management to apply these funds effectively could have a material adverse effect on our business.
A number of existing agreements provide for additional issuances of shares that would result in dilution to shareholders.
          We may issue additional common shares in the future pursuant to a number of existing agreements.
Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.
          Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.
We follow corporate governance requirements of Canadian corporate and securities laws.
          Non-Canadian residents holding our common shares should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws which may differ from corporate governance requirements under laws applicable in their place of residence. Accordingly, we do not comply with AMEX corporate governance requirements under an exemption in the AMEX rules that permits us to follow Canadian governance requirements.
We believe that we will be classified as a PFIC for U.S. federal income tax purposes.
          We believe that we will be classified as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. This will result in material adverse U.S. federal income tax consequences for you if you are a U.S. holder, including having gains realized on the sale of our common shares and warrants treated as ordinary income rather than as capital gains, and having potentially punitive interest charges apply to those gains as well as certain other distributions by us. Further, certain non-corporate U.S. holders will not be eligible for the preferential tax rates on dividends paid by us. For a more detailed discussion of the consequences of being classified as a PFIC, including a discussion of a qualified electing fund election and a mark-to-market election, which would mitigate certain of the adverse consequences described above, see “Material U.S. Federal Income Tax Considerations” below.
          We urge you to consult your tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of common shares and the exercise, disposition, and lapse of warrants, as may apply to your particular circumstances.

Risks Relating to Financial Matters
We may need to raise additional financing in the future to fund our exploration and development program.
          Further exploration, development and construction of our mineral resource projects in Nevada, USA and South Africa will require additional capital. In addition, a positive production decision on either of our current exploration and development projects would require significant capital for project engineering and construction. Accordingly, the continuing development of our properties will depend upon our ability to obtain financing through the equity financing, joint venturing of projects, debt financing or other means. There is no assurance that we will be successful in obtaining the required financing on terms acceptable to us, if at all.
We may incur losses associated with foreign currency fluctuations.
          We operate in a number of jurisdictions outside of Canada, namely the U.S. and South Africa, and incur certain expenses in foreign currencies. We are subject to fluctuations in the rates of currency exchange between Canadian dollars and these currencies, and such fluctuations may materially affect our future cash flow, results of operations and financial condition. Consequently, construction, development and other costs may be higher than we anticipate.
Risks Relating to our Business and Operations
Regulatory requirements significantly affect our mining operations and may have a material adverse impact on our future cash flow, results of operations and financial condition.
          Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing mines and other facilities in compliance with such laws and regulations are significant.
          Failure to comply with applicable laws and regulations, may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
          New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our future cash flow, results of operations and financial condition.
We can not provide any assurances that we will be issued the necessary exploration and mining permits and licenses, or if issued that they will be renewed or that we can comply with the conditions imposed.
          Mineral resources are typically owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to us or, if they are issued, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.
          Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to us in a timely manner, or at all.

Exploration and development projects are uncertain and consequently it is possible that actual cash operating costs and economic return will differ significantly for those estimated for a project prior to production.
          Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.
          Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. They typically require a number of years and significant expenditures during the development phase before production is possible The economic feasibility of development projects is based on many factors such as:
•	estimation of reserves;
•	anticipated metallurgical recoveries;
•	environmental considerations and permitting;
•	future gold prices; and
•	anticipated capital and operating costs.
          Our projects have no operating history upon which to base estimates of future cash operating costs.
          Estimates of mineral resources and reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.
          Any of the following events, among others, could affect the profitability or economic feasibility of a project:
•	unanticipated changes in grade and tonnage of ore to be mined and processed;
•	unanticipated adverse geotechnical conditions;
•	incorrect data on which engineering assumptions are made;
•	costs of constructing and operating a mine in a specific environment;
•	availability and costs of processing and refining facilities;
•	availability of economic sources of power;
•	adequacy of water supply;
•	adequate access to the site, including competing land uses (such as agriculture);
•	unanticipated transportation costs;

•	government regulations (including regulations regarding prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);
•	title claims, including aboriginal land claims;
•	fluctuations in prices of precious metals; and
•	accidents, labour actions and force majeure events.
          It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.
We cannot provide assurance that we have been or will be at all time in complete compliance with environmental, health and safety laws or that the cost of complying with current and future environmental, health and safety laws will not materially adversely affect our future cash flow, results of operations and financial condition.
          Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.
          Failure to comply with applicable environmental, health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all time in complete compliance with such laws or permits or that the costs of complying with current and future environmental, health and safety laws and permits will not materially adversely affect our future cash flow, results of operations and financial condition.
We compete with other companies with greater financial resources.
          We operate in a competitive industry and compete with other more well established companies which have greater financial resources than we do. We face strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.
We are subject to litigation risks.
          All industries, including the mining industry, are subject to legal claims, with and without merit. We have in the past and may from time to time be involved in various routine legal proceedings. While we believe it is unlikely that the final outcome of these legal proceedings will have a material adverse effect on our financial position or results of operation, defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.
If we fail to hire and retain our key personnel, it may have an adverse effect on our operations.
          We depend on a number of key personnel, the loss of any one of whom could have an adverse effect on our operations.

          Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees. We cannot assure that we will be successful in attracting and retraining skilled and experienced personnel.
          If any of the foregoing events, or other risk factor events as described herein occur, our business, financial condition or results of operations could likely suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
          The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor acquiring any common shares offered thereunder.
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
          The applicable prospectus supplement will also describe certain United States federal income tax consequences to an investor acquiring any common shares offered thereunder.
LEGAL MATTERS
          Certain legal matters in connection with this offering will be passed upon by Lang Michener LLP on our behalf. As at the date hereof, the partners and associates of Lang Michener LLP, as a group, beneficially own, directly or indirectly, less than one percent of our outstanding common shares.
AUDITORS, TRANSFER AGENT AND REGISTRAR
          Our auditors are KPMG llp, Chartered Accountants, Vancouver, British Columbia. The transfer agent and registrar for our common shares is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia.
PURCHASERS’ STATUTORY RIGHTS
          Securities legislation in the Province of British Columbia provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. The legislation further provides a purchaser with remedies for rescission or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in British Columbia. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

GREAT BASIN GOLD LTD.
PRO-FORMA CONSOLIDATED BALANCE SHEET
(Expressed in Canadian dollars)
(Unaudited)
As at December 31, 2006

GREAT BASIN GOLD LTD
Pro-Forma Consolidated Balance Sheet
(Expressed in Canadian dollars)
(Unaudited)
As at December 31, 2006

	Great Basin	Hecla Ventures Corp
	Gold Ltd	December 31,	Pro Forma				Pro Forma
	December 31, 2006	2006 (Note 5)	adjustments		Notes		Consolidated

ASSETS

Current assets
Cash and equivalents	$33,964,436	$—		$(52,749,000)	3	(a)(i)	$	●
				●	3	(b)
Amounts receivable	426,349	195,265		—				621,614
Inventory	53,437	—		—				53,437
Due from related parties	173,455	—		—				173,455
Investment in Great Basin Gold Ltd.	—	405,638		(405,638)	3	(a)(ii)		—
Prepaid expenses	539,991	—		—				539,991

	35,157,668	600,903		●				●

Plant and Equipment	1,472,501	985,842		—				2,458,343
Reclamation deposits	103,702	—		—				103,702
Investments	2,274,649							2,274,649
Mineral property interests	110,910,000	—		110,255,967	3	(a)(i)		221,165,967

Total assets	$149,918,520	$1,586,745	$	●			$	●

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Bank overdraft	$—	$376,965		$—				$376,965
Accounts payable and accrued liabilities	1,330,823	1,027,661		—				2,358,484
Intercompany payable	—	35,273,931		(35,273,931)	3	(a)(iii)		—

	1,330,823	36,678,557		(35,273,931)				2,735,449

Accrued reclamation and closure costs	405,000	748,800		—				1,153,800

Future income taxes	18,837,000	—		37,487,029	3	(a)(i)		56,324,029

Shareholders’ equity

Share capital	201,457,592	1		(1)	3	(a)(i)		●
				19,047,619	3	(a)(i)
				(405,638)	3	(a)(ii)
Warrants	1,252,000	—		●	3	(b)		●
Contributed surplus	7,863,472	—		35,273,931	3	(a)(iii)		7,863,472
				(35,273,931)	3	(a)(i)
Deficit	(81,227,367)	(35,840,613)		35,840,613	3	(a)(i)		(81,227,367)

	129,345,697	(35,840,612)		●				●

Total liabilities and shareholders’ equity	$149,918,520	$1,586,745	$	●			$	●

See accompanying notes to pro forma consolidated balance sheet

GREAT BASIN GOLD LTD
Notes to Pro-Forma Consolidated Balance Sheet
(Expressed in Canadian dollars, unless otherwise stated)
(unaudited)
As at December 31, 2006

1.	Description of Offer to Purchase Hecla Ventures Corp and Public Offering
The accompanying unaudited pro forma consolidated balance sheet of Great Basin Gold Ltd. (“Great Basin”) has been prepared by management of Great Basin for inclusion in a short form prospectus being filed by Great Basin (the “public offering”).
On February 20, 2007, Great Basin entered into a share purchase agreement to buy Hecla Ventures Corp. (“HVC”) which holds certain tangible assets and a right under an earn-in agreement to acquire a 50% working interest in the Hollister Development Block (“HDB”), for a cash payment of US$45 million and the issuance of 7,936,508 common shares of Great Basin.
The transaction is subject to regulatory approvals and customary closing conditions. The closing of this transaction will be contemporaneous with the closing of the public offering.
For purposes of the pro-forma consolidated balance sheet, Great Basin is considered to be the acquirer of HVC’s assets.
In addition, Great Basin is issuing common shares and common share purchase warrants through a public offering to raise $●, in order to fund the purchase of HVC as well as to fund the continuing exploration and development of the HDB.
A short form prospectus being filed by Great Basin qualifies the distribution of units of Great Basin at a price of $● per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of Great Basin at the price of $● for a period of 24 months following the closing of that public offering.
2.	Basis of Presentation
This pro forma consolidated balance sheet has been prepared by management of Great Basin to give effect to the proposed acquisition of HVC by Great Basin and the public offering and is prepared from the consolidated balance sheet of Great Basin as at December 31, 2006 and the balance sheet of HVC as at December 31, 2006, and gives pro forma effect to the acquisition of HVC, the public offering and the assumptions described in Note 3 as if the transactions occurred on December 31, 2006. There are no material differences between Canadian generally accepted accounting principles and accounting principles generally accepted in the United States in this pro forma consolidated balance sheet.
This unaudited pro forma consolidated balance sheet is not intended to reflect the financial position of Great Basin which would have actually resulted had the proposed transactions described in Note 3 occurred on December 31, 2006. Further, this unaudited pro forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future. The pro forma consolidated balance sheet should be read in conjunction with the consolidated financial statements of Great Basin as at December 31, 2006.
Pro forma consolidated statements of operations have not been presented as HVC does not have any producing mineral properties and its only significant asset is its right to acquire a 50% working interest in the HDB.
It is management’s opinion that this pro forma consolidated balance sheet includes all adjustments necessary for the fair presentation, in all material respects, of the proposed acquisition and public offering described above in accordance with Canadian generally accepted accounting principles on a basis consistent with Great Basin’s accounting policies, subject to the uncertainties with respect to HVC as described in note 3.

GREAT BASIN GOLD LTD
Notes to Pro-Forma Consolidated Balance Sheet
(Expressed in Canadian dollars, unless otherwise stated)
(unaudited)
As at December 31, 2006

3.	Pro Forma Assumptions:
The pro forma consolidated balance sheet incorporates the following pro forma assumptions as if the transactions occurred on December 31, 2006:
(a)	Acquisition of Hecla Ventures Corp:
(i)	The payment of $52,749,000 (US$45,000,000) in cash and the issuance of 7,936,508 common shares of Great Basin to the shareholder of HVC in exchange for the issued and outstanding share of HVC. The fair value of each Great Basin common shares issued has been assumed to be $2.40 (based on the closing price of Great Basin’s common shares on March 9, 2007) for an aggregate value of $19,047,619.
The value of the Great Basin common shares actually issued for the acquisition of HVC will depend on the fair market value of the common shares of Great Basin on the closing of the agreement. Any change in the value of the consideration given for the acquisition of HVC will be reflected in the value of the mineral properties acquired.
The total acquisition price of the HVC assets is as follows:

Cash consideration	$52,749,000
Issuance of 7,936,508 common shares	19,047,619

$71,796,619

The total acquisition price has been allocated to the net assets of HVC acquired as follows:

Amounts receivable	$195,265
Plant and Equipment	985,842
Mineral properties	110,255,967
Bank overdraft	(376,965)
Accounts payable and accrued liabilities	(1,027,661)
Accrued reclamation and closure costs	(748,800)
Future income tax	(37,487,029)

$71,796,619

Great Basin has not yet determined the fair value of all identifiable assets and liabilities acquired. Upon consummation of the proposed acquisition of HVC, the fair value of all identifiable assets and liabilities acquired upon the acquisition will be determined. The pro forma adjustments include a future income tax liability of approximately $37.5 million which reflects temporary differences related to the accounting and tax values of HVC’s identifiable assets and liabilities. The future income tax liability may be materially different depending on determination of the actual tax basis existing in HVC.
As a consequence of the nature of this transaction, there may be actions and other events or changes initiated by HVC that could significantly change the purchase price allocations. For example, changes to other assets and liabilities will result in changes to the fair values of the assets and liabilities. The final allocation of the purchase price and the fair values of HVC’s assets and liabilities are subject to completion of definitive analysis which would be carried out following completion of the acquisition of HVC.

GREAT BASIN GOLD LTD
Notes to Pro-Forma Consolidated Balance Sheet
(Expressed in Canadian dollars unless otherwise stated)
(unaudited)
As at December 31, 2006

(ii)	HVC own 250,000 common shares of Great Basin recorded at its original cost of $405,638. The pro forma balance sheet reflects an adjustment to offset this amount against Great Basin’s share capital.

(iii)	Pursuant to the share purchase agreement, immediately before the close of the acquisition of HVC, all intercompany amounts will be settled by way of a contribution of equivalent paid-up capital.
(b)	Public Offering:
The issuance of ● common shares and ● share purchase warrants for total proceeds of $● .. Share issue costs are anticipated to total $●, thereby, resulting in net proceeds to Great Basin of $●. The fair value of the warrants have been estimated to be $● based upon the Black Scholes option pricing model and the following assumptions:

Risk free interest rate	●	%
Expected life	●	years
Expected volatility	●	%
Expected dividends	●

GREAT BASIN GOLD LTD
Notes to Pro-Forma Consolidated Balance Sheet
(Expressed in Canadian dollars, unless otherwise stated)
(unaudited)
As at December 31, 2006

4.	Pro Forma Share Capital:
After giving effect to the pro forma assumptions in note 3, the issued and fully paid share capital of Great Basin would be as follows:
Common shares:

	Number of shares	Amount
Balance, December 31, 2006	113,411,713		$201,457,592
Issued for acquisition of HVC	7,936,508		19,047,619
Common shares issued on public offering, net of share issue costs	●		●

Pro-forma balance, December 31, 2006	●	$	●

	Number of warrants	Amount
Balance, December 31, 2006	2,672,000		$1,252,000
Warrants issued on public offering	●		●

Pro-forma balance, December 31, 2006	●	$	●

5.	Hecla Ventures Corporation:
The balance sheet of HVC presented below is prepared in accordance with Canadian GAAP and is expressed in US dollars. The balance sheet of HVC as at December 31, 2006 has been translated to Canadian dollars using the December 31, 2006 closing exchange rate of 1.17, as follows:
HVC Balance Sheet as at December 31, 2006:

	United States
	dollars	Canadian dollars
Current assets:
Amounts receivable	$166,893	$195,265
Investment in Great Basin	346,699	405,638

	513,592	600,903
Plant and Equipment	842,600	985,842

	$1,356,192	$1,586,745

Current liabilities:
Bank overdraft	$322,192	$376,965
Accounts payable and accrued liabilities	878,343	1,027,661
Intercompany payable	30,148,659	35,273,931

	31,349,194	36,678,557

Accrued reclamation and closure costs	640,000	748,800

Shareholders’ equity:
Share capital	1	1
Deficit	(30,633,003)	(35,840,613)

	(30,633,002)	(35,840,612)

	$1,356,192	$1,586,745

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS
Indemnification of Directors and Officers.
The Registrant is subject to the provisions of the Business Corporations Act (British Columbia) (the “Act”).
Under Section 160 of the Act, an individual who:
•	is or was a director or officer of the Registrant,

•	is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the Registrant, or (ii) at the request of the Registrant, or

•	at the request of the Registrant, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, and includes, the heirs and personal or other legal representatives of that individual (collectively, an “eligible party”), may be indemnified by the Registrant against a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, a proceeding (an “eligible penalty”) in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding (“eligible proceeding”) to which the eligible party is or may be liable, or after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding.
Under Section 161 of the Act, the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.
Under Section 162 of the Act, the Registrant may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding; provided the Registrant must not make such payments unless it first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by Section 163, the eligible party will repay the amounts advanced.
Under Section 163 of the Act, the Registrant must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or, after the final disposition of an eligible proceeding, pay the expenses of an eligible party in respect of that proceeding under Sections 160, 161 or 162 of the Act, as the case may be, if any of the following circumstances apply:
•	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Registrant was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

II-1

•	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Registrant is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

•	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Registrant or the associated corporation, as the case may be; or

•	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.
If an eligible proceeding is brought against an eligible party by or on behalf of the Registrant or by or on behalf of an associated corporation, the Registrant must not either indemnify the eligible party against eligible penalties to which the eligible party is or may be liable in respect of the proceeding, or, after the final disposition of an eligible proceeding, pay the expenses of the eligible party under Sections 160, 161 or 162 of the Act in respect of the proceeding.
Under Section 164 of the Act, the Supreme Court of British Columbia may, on application of the Registrant or an eligible party, order the Registrant to indemnify or to pay expenses, despite Sections 160 to 163 of the Act.
Under the Act, the articles of the Registrant may affect the power or obligation of the Registrant to give an indemnity or pay expenses to the extent that the articles prohibit giving the indemnity or paying the expenses. As indicated above, this is subject to the overriding power of the Supreme Court of British Columbia under Section 164 of the Act and subject to the mandatory payment of expenses in accordance with Section 161 of the Act.
Under the articles of the Registrant, subject to the provisions of the Act, the Registrant must indemnify a director or former director of the Registrant and the heirs and legal personal representatives of all such persons against all eligible penalties to which such person is or may be liable, and the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and officer is deemed to have contracted with the Registrant on the terms of the indemnity contained in the Registrant’s articles. The failure of a director or officer of the Registrant to comply with the Act or the articles of the Registrant does not invalidate any indemnity to which such person is entitled under the Registrant’s articles.
Under the articles of the Registrant, the Registrant may purchase and maintain insurance for the benefit of any eligible party against any liability incurred by such party as a director, officer or person who holds or held an equivalent position.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.
EXHIBITS
The Exhibits filed with or incorporated by reference into this Registration Statement are listed in the Exhibit Index which appears elsewhere herein.

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PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1.	Undertaking.
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.
Item 2.	Consent to Service of Process.
Concurrently with the filing of this Registration Statement, the Registrant has filed with the Commission a written Appointment of Agent for Service of Process and Undertaking on Form F-X.

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SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Johannesburg, South Africa, on this 9th day of April, 2007.

GREAT BASIN GOLD LTD.
By:	/s/ Ferdi Dippenaar
	Name:	/s/ Ferdi Dippenaar
	Title:	President and Chief Executive Officer
POWERS OF ATTORNEY
Each person whose signature appears below constitutes and appoints Ferdi Dippenaar and Zelda Smit, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on this 9th day of April, 2007.

Signature	Title

/s/ Ferdi Dippenaar
Ferdi Dippenaar	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ Zelda Smit
Zelda Smit	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Signature	Title

/s/ David Elliott
David Elliott	Director

/s/ Walter Segsworth
Walter Segsworth	Director

/s/ Wayne Kirk
Wayne Kirk	Director

/s/ Barry Coughlan
Barry Coughlan	Director

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, on this 9th day of April, 2007.

By:	/s/ Wayne Kirk
	Name:	Wayne Kirk
	Title:	Director

EXHIBIT INDEX
The following exhibits have been filed or are incorporated by reference as part of this Registration Statement:

Exhibit	Description

4.1
Annual Information Form of the registrant for the year ended December 31, 2006 dated April 3, 2007 (incorporated by reference to the registrant’s annual report on Form 40-F for the fiscal year ended December 31, 2006 and filed with the Commission on April 9, 2007).

4.2
Audited consolidated balance sheets as at December 31, 2006 and 2005 and consolidated statements of operations, deficit and cash flows for the years then ended, including the notes thereto and the report of independent registered public accounting firm thereon (incorporated by reference to the registrant’s Form 6-K furnished to the Commission on April 3, 2007).

4.3
Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” (incorporated by reference to the registrant’s Form 40-F filed with the Commission on April 9, 2007) as at December 31, 2006 and 2005 and for the years then ended.

4.4
Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2006 (incorporated by reference to the registrant’s Form 6-K furnished to the Commission on April 3, 2007).

4.5
Management proxy circular dated May 21, 2006 in respect of the annual and special meeting of shareholders held on June 21, 2006 (incorporated by reference to the registrant’s Form 6-K furnished to the Commission on June 5, 2006).

Exhibit	Description

4.6
Material Change Report dated January 30, 2007 relating to the announcement of an update on gold resources at Burnstone Gold Project (incorporated by reference to the registrant’s Form 6-K furnished to the Commission on March 9, 2007).

4.7
Material Change Report dated February 21, 2007 announcing framework agreement in connection with compliance with South Africa’s Black Empowerment Act (incorporated by reference to the registrant’s Form 6-K furnished to the Commission on March 9, 2007).

4.8
Material Change Report dated February 21, 2007 announcing agreement to purchase Hecla Ventures Corp for US$60 million (incorporated by reference to the registrant’s Form 6-K furnished to the Commission on March 9, 2007).

Exhibit	Description

4.9
Material Change Report dated February 26, 2007 announcing further results from underground drilling and progress on other feasibility work on the HDB (incorporated by reference to the registrant’s Form 6-K furnished to the Commission on March 9, 2007).

5.1	Consent of KPMG LLP (1)

5.2	Consent of Lang Michener LLP (2)

5.3	Consent of James Currie (1)

5.4	Consent of David M.R. Stone of Minefill Services, Inc. (1)

5.5	Consent of Gernot Wober, P. Geo (1)

5.6	Consent of Gideon Johannes (Deon) Van Der Heever of GeoLogix Mineral Resource Consultants (Pty) Ltd (1)

5.7	Consent of A.D. Pooley, Pr Eng, Turgis Consulting (Pty) Ltd. (1)

5.8	Consent of R.J. Scheurenberg, Pr Eng, Knight Piesold (Pty) Ltd. (1)

5.9	Consent of Derek Rance, P Eng, Behre Dolbear & Company Ltd. (1)

5.10	Consent of Harry Meadon (Pr.Sci.Nat.), H M Exploration CC (1)

5.11	Consent of D. Dodd, B.Sc. SAIMM, MDM Ferroman (1)

5.12	Consent of J Goeller, EIS Practitioner, Knight Piesold (Pty) Ltd. (1)

6.1	Powers of Attorney (contained in the signature pages of this Registration Statement filed with the Commission on Form F-10).

(1)	Filed as an exhibit to this registration statement on Form F-10.

(2)	To be filed by amendment.